SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                           Bristol West Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    11037M105
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                  Jason L. Katz
                               4680 Wilshire Blvd.
                          Los Angeles, California 90010
                                 (323) 932-3291

                                 with a copy to:

                               Thomas M. Cerabino
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  March 1, 2007
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D



-----------------------------------                      -----------------------
CUSIP No. 11037M105                                      Page 2 of 11 Pages
-----------------------------------                      -----------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Farmers Group, Inc.
            95-0725935
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [X]
                                                                (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Nevada
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              12,434,318 (1)
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            12,434,318 (1)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            42.2% (1)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
----------- --------------------------------------------------------------------


--------
 (1) An aggregate of 12,434,318 shares of Bristol West Holdings, Inc. ("Issuer") common stock are subject to the Voting Agreement, dated as of March 1, 2007 (the "Voting Agreement"), entered into by Farmers Group, Inc. ("Farmers"), BWH Acquisition Company ("BWH Acquisition"), the Issuer and the beneficial owners of such shares (as discussed in items 3 and 4 below). Farmers and BWH Acquisition disclaim beneficial ownership of any shares of Issuer common stock subject to the Voting Agreement. Based upon the 29,479,864 shares of Issuer common stock outstanding as of the close of business on March 1, 2007 (as represented by Issuer in the Agreement and Plan of Merger discussed in Items 3 and 4), the shares subject to the Voting Agreement represent approximately 42.2% of the outstanding Issuer common stock.

                                  SCHEDULE 13D



-----------------------------------                      -----------------------
CUSIP No. 11037M105                                      Page 3 of 11 Pages
-----------------------------------                      -----------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            BWH Acquisition Company
            20-8594186
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [X]
                                                                (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              12,434,318 (1)
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            12,434,318 (1)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            42.2% (1)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
----------- --------------------------------------------------------------------

Item 1.   Security and Issuer.

     This Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock") of Bristol West Holdings, Inc., a Delaware corporation (the "Issuer"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Issuer is 5701 Sterling Road, Davie, Florida 33314.

Item 2.   Identity and Background.

     This statement is being filed on behalf of Farmers Group, Inc., a Nevada corporation ("Farmers"), and BWH Acquisition Company, a Delaware corporation and a wholly-owned subsidiary of Farmers ("BWH Acquisition"). The address of the principal business and principal office of Farmers and BWH Acquisition is 4680 Wilshire Blvd., Los Angeles, California 90010. Farmers' principal business is a provider of insurance management services and a holding company. BWH Acquisition Company does not conduct business and was formed for the purpose of consummating the merger with the Issuer, as described in Item 4.

     Attached hereto as Exhibit 1 is a list of all executive officers and directors of Farmers and BWH Acquisition, including the principal business address, the principal occupation or employment and the citizenship of each such person.

     During the last five years, none of Farmers, BWH Acquisition, nor, to the best of their knowledge, any person named on Exhibit 1 (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     Farmers, BWH Acquisition and the Issuer entered into an Agreement and Plan of Merger, dated as of March 1, 2007 (the "Merger Agreement"), pursuant to which BWH Acquisition will merge with and into the Issuer (the "Merger"), with the Issuer as the surviving corporation (the "Surviving Corporation") and a wholly-owned subsidiary of Farmers. Pursuant to the Merger Agreement, each issued and outstanding share of the Common Stock will be converted into the right to receive $22.50 in cash (the "Merger Consideration") following the Merger. Farmers expects to fund the Merger Consideration using its cash on hand and cash from certain of its affiliates.

     Simultaneously with the execution of the Merger Agreement, Farmers, BWH Acquisition and the Issuer entered into a Voting Agreement (the "Voting Agreement") with two of the Issuer's stockholders, Bristol West Associates LLC and Aurora Investments II LLC (each, a "Stockholder" and, collectively, the "Stockholders"). Pursuant to the Voting Agreement, each

Stockholder has agreed that until the termination of the Voting Agreement, such Stockholder will vote all shares of Common Stock owned by such Stockholder in favor of the approval and adoption of the Merger Agreement and the Merger (as more fully described in Item 6 hereof).

     The descriptions of the Merger Agreement and the Voting Agreement contained in this Schedule 13D are qualified in their entirety by reference to such agreements, copies of which appear as Exhibits 2 and 3 hereto, respectively.

Item 4.   Purpose of Transaction.

     The Voting Agreement was entered into to facilitate the consummation of the transactions contemplated by the Merger Agreement.

     Once the Merger is consummated, the separate existence of the Issuer will cease, BWH Acquisition will be merged with and into the Issuer with the Issuer continuing as the Surviving Corporation and a wholly-owned subsidiary of Farmers. As a result of the Merger, all issued and outstanding shares of Common Stock will be automatically converted into the right to receive the Merger Consideration.

     The Merger Agreement provides that the initial directors of the Surviving Corporation will consist of the directors of BWH Acquisition immediately prior to the Merger. The initial officers of the Surviving Corporation will be the officers of the Issuer, other than those officers who BWH Acquisition determines shall not remain as officers of the Surviving Corporation. Upon consummation of the Merger, the Bylaws of BWH Acquisition, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended.

     Farmers intends to enter into an agreement to sell, following the consummation of the Merger, the underlying insurance business of the Issuer to the Farmers Exchanges, which Farmers manages but does not own.

     If the Merger is consummated as planned, the Common Stock will be deregistered under the Exchange Act and delisted from the New York Stock Exchange.

     Except as indicated in this Schedule 13D or the exhibits hereto, Farmers and BWH Acquisition currently have no specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     (a) and (b). As of March 1, 2007, 12,434,318 shares of Common Stock, or 42.2% of the issued and outstanding shares of Common Stock, were subject to the Voting Agreement (the "Voting Agreement Shares"). By virtue of the Voting Agreement, Farmers and BWH Acquisition may be deemed to share with the Stockholders the power to vote or direct the voting of the Voting Agreement Shares. However, Farmers and BWH Acquisition are not entitled to any other rights as a stockholder of the Issuer as to the Voting Agreement Shares, and does not have any right to dispose or direct the disposition of the Voting Agreement Shares, except for the restrictions described in Item 6 hereof. Pursuant to Rule 13d-4 of the Exchange Act, Farmers and BWH

Acquisition hereby state that this Schedule 13D shall not be deemed an admission that Farmers or BWH Acquisition are, for the purposes of Section 13(d) of the Exchange Act, the beneficial owners of any equity securities of the Issuer, and Farmers and BWH Acquisition expressly disclaim beneficial ownership of the Voting Agreement Shares.

     (c) None of Farmers, BWH Acquisition, nor, to the best of their knowledge, any person named in Exhibit 1, has affected any transaction in the Common Stock during the past 60 days.

     (d) and (e). Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     On March 1, 2007, Farmers, BWH Acquisition and the Issuer entered into the Merger Agreement, as more fully described in Items 3 and 4 above.

     Also on March 1, 2007, Farmers, BWH Acquisition and the Issuer entered into the Voting Agreement with the Stockholders. Under the terms of the Voting Agreement, each Stockholder agreed that until the termination of the Voting Agreement, at any meeting of the stockholders of the Issuer, however called, such Stockholder will (x) appear at such meeting of the stockholders of the Issuer or otherwise cause all of the shares of Common Stock subject to the Voting Agreement (the "Subject Shares") of such Stockholder to be counted as present thereat for purposes of calculating a quorum and respond to any other request by the Issuer for written consent, if any, and (y) vote (or caused to be voted) the Subject Shares of such Stockholder (i) in favor of the adoption and approval of the Merger Agreement and the Merger and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and the Voting Agreement and (i) except as otherwise agreed to in writing in advance by Farmers, against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Issuer or its subsidiaries; (B) a sale, lease or transfer of a material amount of assets of the Issuer or its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Issuer or its subsidiaries; (C) any other action involving the Issuer or its subsidiaries which has the effect of impeding, interfering with, delaying, postponing, or impairing (I) the ability o the Issuer to consummate the Merger or (II) the transactions contemplated by the Voting Agreement and the Merger Agreement or
(D) against any action or agreement that would reasonably be expected to result in any condition to the Merger Agreement not being fulfilled; provided, that after the board of directors of the Issuer or any committee thereof either (a) withholds, withdraws, qualifies or modifies (or publicly proposes or resolves to withhold, withdraw, qualify or modify), in a manner adverse to Farmers and BWH Acquisition, the Issuer's recommendation with respect to the Merger or (b) recommends, adopts or approves, or proposes publicly to recommend, adopt or approve any alternative acquisition proposal, then each Stockholder's obligation to vote pursuant to the Voting Agreement shall be limited to fifty percent (50%) of such Stockholder's Subject Shares.

     Pursuant to the Voting Agreement, and subject to the terms and conditions contained therein, each Stockholder has, in the event that such Stockholder fails to fulfill its obligations set forth in the preceding paragraph, also granted to Farmers and any designee of Farmers a power of attorney until the termination of the Voting Agreement to execute and deliver an irrevocable proxy constituting and appointing Farmers such Stockholder's true and lawful attorney and proxy to vote all of the Subject Shares of such Stockholder in a manner consistent with the preceding paragraph.

     Pursuant to the Voting Agreement, and subject to the terms and conditions contained therein, each Stockholder has agreed that, until the termination of the Voting Agreement, such Stockholder shall not, directly or indirectly, without the prior written consent of Farmers, (i) sell, transfer, pledge, encumber, assign, tender, hypothecate or otherwise dispose of (collectively, "Transfer") any Subject Shares owned by such Stockholder, enforce or permit the execution of the provisions of any redemption agreement with the Issuer or enter into any contract, option or other arrangement or understanding with respect to the Transfer of such Subject Shares, (ii) deposit any Subject Shares owned by such Stockholder into a voting trust or enter into a voting agreement or arrangement with respect to such Subject Shares or grant any proxy or power of attorney with respect thereto that is inconsistent with the Voting Agreement, or
(iii) take any action that would make any representation or warranty of such Stockholder contained in the Voting Agreement untrue or incorrect or have the effect of impairing, preventing or disabling the Stockholder from performing such Stockholder's obligations under the Voting Agreement.

     Except as described in this Schedule 13D, none of Farmers, BWH Acquisition nor, to the best of their knowledge, any executive officer or director thereof, has any other contracts, arrangements, understandings or relationships with any persons with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

-------------------------- -----------------------------------------------------
Exhibit        Description
-------        ------------
1              Information Concerning Executive Officers and Directors of
               Farmers Group, Inc. and BWH Acquisition Company (filed herewith).
--------------------------------------------------------------------------------
2              Agreement and Plan of Merger, dated as of March 1, 2007, by and among Bristol West Holdings, Inc., Farmers Group, Inc. and BWH
               Acquisition Company (incorporated herein by reference to
               Exhibit 2.1 of the Current Report on Form 8-K filed by Bristol
               West Holdings, Inc. on March 7, 2007).
--------------------------------------------------------------------------------
3              Voting Agreement, dated as of March 1, 2007, by and among Farmers
               Group, Inc., BWH Acquisition Company, Bristol West Holdings,
               Inc., and the several stockholders party thereto (incorporated herein by reference to Exhibit 99.1 of the Current Report on
               Form 8-K filed by Bristol West Holdings, Inc. on March 7, 2007).
--------------------------------------------------------------------------------

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: March 12, 2007

                             FARMERS GROUP, INC.



                             By: /s/ Paul N. Hopkins
                                 -----------------------------------------------
                                 Name:  Paul N. Hopkins
                                 Title: Chief Executive Officer


                             BWH ACQUISITION COMPANY


                             By: /s/ Pierre Wauthier
                                 -----------------------------------------------
                                 Name:  Pierre Wauthier
                                 Title: Vice President